UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d 1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d 2(a)1

TerrAscend Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

88105E108

(CUSIP Number)

JW Asset Management, LLC,
14 North Lake Rd.
Armonk, NY 10504

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

March 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d 7(b) for other parties to whom copies are to be sent.

________________________

1             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105E108		13D	Page 2 of 13 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW PARTNERS, LP
2.	check the appropriate box if a group* (a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) 
6.	citizenship or place of organization Delaware, United States of America
number of shares beneficially owned by each reporting person with:	7.	sole voting power	0
	8.	shared voting power	72,416,292
	9.	sole dispositive power	0
	10.	shared dispositive power	72,416,292
11.	aggregate amount beneficially owned by each reporting person		72,416,292
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions) 
13.	percent of class represented by amount in row (11)		28.76%
14.	type of reporting person (See Instructions) PN

CUSIP No. 88105E108		13D	Page 3 of 13 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW OPPORTUNITIES MASTER FUND, LTD.
2.	check the appropriate box if a group* (a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) 
6.	citizenship or place of organization CAYMAN ISLANDS
number of shares beneficially owned by each reporting person with:	7.	sole voting power	0
	8.	shared voting power	28,107,401
	9.	sole dispositive power	0
	10.	shared dispositive power	28,107,401
11.	aggregate amount beneficially owned by each reporting person		28,107,401
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions) 
13.	percent of class represented by amount in row (11)		11.16%
14.	type of reporting person (See Instructions) CO

CUSIP No. 88105E108		13D	Page 4 of 13 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW ASSET MANAGEMENT, LLC
2.	check the appropriate box if a group* (a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) 
6.	citizenship or place of organization Delaware, United States of America
number of shares beneficially owned by each reporting person with:	7.	sole voting power	0
	8.	shared voting power	123,859,867
	9.	sole dispositive power	0
	10.	shared dispositive power	123,859,867
11.	aggregate amount beneficially owned by each reporting person		123,859,867
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions) 
13.	percent of class represented by amount in row (11)		49.19%
14.	type of reporting person (See Instructions) OO; IA

CUSIP No. 88105E108		13D	Page 5 of 13 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW GP, LLC
2.	check the appropriate box if a group* (a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) 
6.	citizenship or place of organization Delaware, United States of America
number of shares beneficially owned by each reporting person with:	7.	sole voting power	0
	8.	shared voting power	123,691,309
	9.	sole dispositive power	0
	10.	shared dispositive power	123,691,309
11.	aggregate amount beneficially owned by each reporting person		123,691,309
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions) 
13.	percent of class represented by amount in row (11)		49.12%
14.	type of reporting person (See Instructions) OO

CUSIP No. 88105E108		13D	Page 6 of 13 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JASON G. WILD
2.	check the appropriate box if a group* (a) ☒ (b) ☐
3.	sec use only
4.	sources of funds PF; OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) 
6.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares beneficially owned by each reporting person with:	7.	sole voting power	2,582,305
	8.	shared voting power	123,859,867
	9.	sole dispositive power	2,582,305
	10.	shared dispositive power	123,859,867
11.	aggregate amount beneficially owned by each reporting person		126,442,172
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions) 
13.	percent of class represented by amount in row (11)		50.21%
14.	type of reporting person (See Instructions) IN

CUSIP No. 88105E108	13D	Page 7 of 13 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is TerrAscend Corp. (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 3610 Mavis Road, Mississauga, Ontario, L5C 1W2.

This Schedule 13D (the “Schedule”) relates to the common shares, with no par value (“Common Shares”), of the Issuer.

ITEM 2. Identity and Background

This Schedule is being filed with respect to the Common Shares of the Issuer which are beneficially owned by the following reporting persons:

(i)	JW Partners, LP (“JWP”),
(ii)	JW Opportunities Master Fund, Ltd. (“JWO”),
(iii)	JW Asset Management, LLC (the “Advisor”),
(iv)	JW GP, LLC (the “General Partner”), and
(v)	Jason G. Wild (“Wild”, and together with JWP, JWO, the Advisor, and the General Partner, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

JWP is a Delaware limited partnership. JWO is a Cayman corporation. The principal business of each of JWP and JWO is investing, directly or indirectly, in securities. The business address of JWP is 14 North Lake Rd., Armonk, NY 10504. The business address of JWO is 27 Hospital Road, George Town, Grand Cayman, E9, KY1-9008. During the last five years, neither JWP nor JWO has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Advisor and the General Partner is a Delaware limited liability company. The principal business of the Advisor is acting as an investment adviser for investment funds. The principal business of the General Partner is acting as the general partner for investment funds. The business address of each of the Advisor and the General Partner is 14 North Lake Rd., Armonk, NY 10504. During the last five years, neither the Advisor nor the General Partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Wild is a United States Citizen. Wild is the managing member of the Advisor and the General Partner. During the last five years, Wild has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 88105E108	13D	Page 8 of 13 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

JWP has purchased, in a series of open market transactions, private placements from the Issuer and an all-stock merger transaction, an aggregate of 72,416,292 Common Shares of the Issuer, for a total consideration of $74,370,107, derived from JWP’s working capital.

JWO has purchased, in a series of open market transactions, private placements from the Issuer and an all-stock merger transaction, an aggregate of 28,107,401 Common Shares of the Issuer, for a total consideration of $38,947,347, derived from JWO’s working capital.

The Advisor has purchased indirectly through JWP, JWO and certain other investment vehicles, in a series of open market transactions, private placements from the Issuer and an all-stock merger transaction, an aggregate of 123,859,867 Common Shares of the Issuer, for a total consideration of $170,470,591, derived from each such investment vehicle’s working capital, respectively, and prime brokerage margin borrowing, which borrowing has been repaid.

The General Partner has purchased indirectly through JWP, JWO and certain other investment vehicles, in a series of open market transactions, private placements from the Issuer and an all-stock merger transaction, an aggregate of 123,691,309 Common Shares of the Issuer, for a total consideration of $169,554,531, derived from each such investment vehicle’s working capital, respectively, and prime brokerage margin borrowing, which borrowing has been repaid.

Wild has purchased indirectly through JWP, JWO and certain other investment vehicles, in a series of open market transactions, private placements from the Issuer and an all-stock merger transaction, an aggregate of 123,859,867 Common Shares of the Issuer, for a total consideration of $170,470,591, derived from each such investment vehicle’s working capital, respectively, and prime brokerage margin borrowing, which borrowing has been repaid. Wild has purchased directly in a series of open market transactions, placements from the Issuer and an all-stock merger transaction, an aggregate of 1,782,305 Common Shares of the Issuer, for a total consideration of $2,803,181, derived from Wild’s personal funds, and Wild has been awarded 800,000 option grants and certain restricted stock units of the Issuer because he also serves as an officer and director of the Issuer.

ITEM 4. Purpose of Transaction

Wild is the Executive Chairman and a member of the board of directors of the Issuer.

On October 9, 2018, the Issuer announced its intention to pursue growth opportunities in the US marijuana market, including potential acquisitions of operators in states that have legalized marijuana for medical or recreational use. Although the Issuer at the time did not engage in the business of, or derive any revenue from, the cultivation, distribution or possession of marijuana in the US, the Issuer announced that it had identified certain acquisition prospects with significant market share and strong brand recognition. To support its new strategy, the Issuer entered into an agreement with Canopy Growth Corporation (“Canopy Growth”), RIV Capital Inc. (formerly Canopy Rivers Inc.) (“RIV Capital”), and entities controlled by Wild (JWO, JWP and Pharmaceutical Opportunities Fund, LP) to reorganize the capital of the Issuer (the “TerrAscend Reorganization”) and obtain waivers of certain contractual covenants that at the time, restricted the Issuer from operating in the US. The TerrAscend Reorganization was implemented by way of a statutory plan of arrangement on the terms set out in the Arrangement Agreement and was subject to court approval, the approval of the Issuer’s shareholders, and other customary conditions. The TerrAscend Reorganization was completed on November 30, 2018.

CUSIP No. 88105E108	13D	Page 9 of 13 Pages

On December 14, 2018, TerrAscend USA, Inc., the Issuer’s wholly owned subsidiary, entered into a $75 million credit facility (the “Credit Facility”) with certain of the Reporting Persons advised by the Advisor. The Credit Facility was intended to give the Issuer access to non-dilutive capital for acquisitions in the United States, as well as for general corporate and working capital purposes. The facility matured on December 19, 2019 and bore interest at 8.75% per annum, with a 1% origination fee. Amounts drawn on the facility were guaranteed by the Issuer and one of the Issuer’s wholly owned Canadian subsidiaries and was secured by certain of such subsidiary’s inventory and trade receivables. On December 2, 2019, certain of the Reporting Persons agreed to amend the terms of the Credit Facility to extend the maturity then due on December 18, 2019 for up to three months and to provide for an interest rate of 12.5% and executed a term sheet to convert any amounts outstanding under the credit facility into a two-year term loan with an expected maturity of March, 2022. This term loan was never completed and as of the date hereof, there was no principal amount outstanding under the Credit Facility and it has been fully repaid and terminated.

On August 31, 2021, Wild and the Issuer entered into a Voting Support and Lock-Up Agreement by which he promised to vote the shares held by the Reporting Persons for the merger transaction by which Gage Growth Corp. merged with and into the Issuer.

Wild, through his position of control of the other Reporting Persons, may, from time to time, have conflicts of interest with the Issuer as the Reporting Persons are active investors in the legal cannabis industry which is the industry in which the Issuer conducts its operations. All decisions to be made by directors and officers of the Issuer are required to be made in accordance with their duties and obligations to act honestly and in good faith with a view to the best interests of the Issuer. In addition, the directors and officers are required to declare their interests in, and such directors are required to refrain from voting on, any matter in which they may have a material conflict of interest.

As a result of the Reporting Persons’ significant beneficial ownership of the Issuer’s securities, Wild exerts significant control over matters that may be put forth for the consideration of all Issuer shareholders, including for example, the approval of a potential business combination or consolidation, a liquidation or sale of all or substantially all of the Issuerʼs assets, electing members to the Issuer’s board, and adopting amendments to the Issuerʼs constating documents, including its articles of incorporation, as amended and by-laws.

From time to time, the Reporting Persons have purchased privately placed securities from the Issuer, and exercised warrants, to support the Issuer’s capital raising objectives.

Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto. Depending on various factors including, without limitation, the price of the Common Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, each Reporting Person may, at any time or from time to time, and subject to any required regulatory approvals, (i) acquire additional Common Shares, stock options, warrants, preferred stock or other securities convertible into or exercisable or exchangeable for Common Shares from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Shares, (ii) dispose of or distribute some or all of its or his Common Shares or such other securities as it or he owns or may subsequently acquire, and/or (iii) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons intend to influence the operations and affairs of the Issuer through the exercise of their voting rights.

CUSIP No. 88105E108	13D	Page 10 of 13 Pages

ITEM 5. Interest in Securities of the Issuer

(a)-(b) JWP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 72,416,292 Common Shares as of March 10, 2022, which represent 28.76% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 72,416,292

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 72,416,292

JWO may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 28,107,401 Common Shares as of March 10, 2022, which represent 11.16% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 28,107,401

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 28,107,401

The Advisor may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 123,859,867 Common Shares as of March 10, 2022, which represent 49.19% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 123,859,867

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 123,859,867

The General Partner may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 123,691,309 Common Shares as of March 10, 2022, which represent 49.12% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 123,691,309

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 123,691,309

Wild may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 126,442,172 Common Shares as of March 10, 2022, which represent 50.21% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 2,582,305

(ii) Shared power to vote or direct vote: 123,859,867

(iii) Sole power to dispose of or direct the disposition: 2,582,305

(iv) Shared power to dispose of or direct the disposition: 123,859,867

CUSIP No. 88105E108	13D	Page 11 of 13 Pages

For purposes of calculating the percentages set forth in this Item 5, the number of Common Shares outstanding is assumed to be the aggregate of 251,804,942, as disclosed by the Issuer to the Reporting Persons.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. See Exhibit 2.

(c)	In the past sixty days, the Reporting Persons effected no transactions in the Common Shares other than those set forth in the following table:

Date	Name of Entity Effecting the Transactions	No. of Shares[2]	Consideration
3/10/22	Jason Wild	1,410,470 Common Shares	4,700,000 common shares of Gage Growth Corp.
3/10/22	JW Partners LP	3,149,669 Common Shares	10,495,400 common shares of Gage Growth Corp.
		1,800,600 warrants	6,000,000 warrants of Gage Growth Corp.
3/10/22	JW Opportunities Master Fund Ltd	1,169,798 Common Shares	3,898,029 common shares of Gage Growth Corp.
		771,685 warrants	2,571,429 warrants of Gage Growth Corp.
3/10/22	JW Opportunities Fund LLC	2,859,524 Common Shares	9,528,572 common shares of Gage Growth Corp.
		2,679,464 warrants	8,928,572 warrants of Gage Growth Corp.
3/10/22	JW Select Investments LP	1,834,897 Common Shares	6,114,286 common shares of Gage Growth Corp.
		1,834,897 warrants	6,114,286 warrants of Gage Growth Corp.
3/10/22	JW Growth Fund LLC	34,297 Common Shares	114,286 common shares of Gage Growth Corp.
		34,297 warrants	114,286 warrants of Gage Growth Corp.
3/10/22	Insight Wellness Fund LLC	8,574 Common Shares	28,572 common shares of Gage Growth Corp.
		8,574 warrants	28,572 warrants of Gage Growth Corp.

All of the above share transactions were effected as a result of the merger of Gage Growth Corp. with and into the Issuer.

(d)	Not applicable.
(e)	Not applicable.

2 Represents the aggregate number of Common Shares and derivative securities acquired or sold, as applicable, by the identified entity on the specified date.

CUSIP No. 88105E108	13D	Page 12 of 13 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D or as set forth below, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Item 5 Statements

Exhibit 3 – Voting Support and Lock-Up Agreement dated August 31, 2021 between the Issuer and Jason Wild

Exhibit 4 – Existing Warrants

Exhibit 5 – Warrants to Purchase Common Shares dated March 10, 2022

Exhibit 99.13 - Arrangement Agreement, dated October 8, 2018, by and among the Issuer, Canopy Growth Corporation, Canopy Rivers Corporation, JW Opportunities Master Fund, Ltd., JW Partners, LP and Pharmaceutical Opportunities Fund, LP

CUSIP No. 88105E108	13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2022

JW PARTNERS, LP
By: JW GP, LLC, its General Partner

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW OPPORTUNITIES MASTER FUND, LTD.
By: JW GP, LLC, its Manager

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW GP, LLC
By: Jason G. Wild, its Managing Member

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW ASSET MANAGEMENT, LLC
By: Jason G. Wild, its Managing Member

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JASON G. WILD

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

Pursuant to that certain Power of Attorney dated February 14, 2022 with respect to securities of TerrAscend Corp., the original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.